Exhibit 99.1

NEWS RELEASE	www.cameco.com	Saskatoon
Saskatchewan
All amounts in Canadian dollars		Canada
unless specified otherwise

Cameco reports first quarter 2026 results: financial results and operational execution reflect disciplined strategy; annual guidance unchanged; nuclear energy on track for long-term growth in support of global demand

May 5, 2026

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the first quarter ended March 31, 2026, in accordance with International Financial Reporting Standards (IFRS).

“Our results for the first quarter of 2026 remained consistent with our annual expectations across the business,” said Tim Gitzel, Cameco’s chief executive officer. “We are on track in our uranium, fuel services and Westinghouse segments, reinforcing the value of our disciplined contracting and operating strategy that aligns marketing, production and capital decisions with strengthening industry fundamentals.

“Operationally, we delivered solid performance in the quarter, with on-track production at our uranium mining operations in Canada and Kazakhstan. We’re in a strong position ahead of the extended third quarter maintenance shutdown at the Key Lake mill that we mentioned at the beginning of the year, during which we will tie in new infrastructure to enhance future supply flexibility. And financially, our strong balance sheet, which allows us to be patient as the market evolves, remains a key strength.

“Across the global energy space, ongoing geopolitical tensions and volatility in fossil fuel supply chains are reinforcing the importance of secure, reliable and resilient baseload power. Governments, utilities and energy-intensive industries are recognizing that nuclear energy is uniquely positioned to meet these needs, providing long-term energy security and reinforcing national security, while advancing efforts to meet decarbonization targets. Against that backdrop, Cameco and Westinghouse are seeing significant interest in the proven AP1000® reactor technology: it’s the modern reactor that stands out as the most deployed Generation III+ technology in operation today, and we’re excited to see it being valued for its advanced passive safety features, standardized and repeatable design, construction-ready certainty and proven world-class operating performance.

“With tier-one mining assets, a disciplined approach to supply, and an integrated fuel and reactor life cycle strategy, we believe Cameco is uniquely positioned to take advantage of opportunities as the market evolves, while continuing to navigate market uncertainty and create long-term value as nuclear energy’s role expands.”

First Quarter Highlights:

FINANCIAL HIGHLIGHTS

•

Consolidated performance: Results in the first quarter were higher compared to 2025 with net earnings of $131 million, adjusted net earnings of $203 million, and adjusted EBITDA of $509 million. As expected, first quarter sales volumes were higher in both uranium and fuel services, our average realized price continued to improve in the uranium segment, and quarterly variability in equity earnings from our investment in Westinghouse resulted in improved first quarter performance compared to 2025. See Consolidated financial results in the first quarter MD&A for more information.

•

Strong balance sheet: Thanks to our risk-managed financial discipline, our balance sheet remains strong. As of March 31, 2026, we had $1.1 billion in cash, cash equivalents and short-term investments, $1.0 billion in total debt and a $1.0 billion undrawn revolving credit facility. As previously disclosed, we received a distribution of US$49 million from Westinghouse during the first quarter. In addition, following the end of the quarter, we received US$124 million, net of withholdings, from JV Inkai as a dividend based on 2025 financial performance.

•

Uranium: In our core uranium segment, the first quarter earnings before taxes were $358 million and adjusted EBITDA was $423 million, compared to $227 million and $286 million, respectively, in the first quarter of 2025. As anticipated, sales volumes were higher in the first quarter of 2026, than in the first quarter of 2025. In addition, the average realized price continued to show improvements as prices under market-related contracts increased. See Financial results by segment – uranium in our first quarter MD&A for more information.

•

Fuel Services: In our fuel services segment, first quarter earnings before taxes were $44 million and adjusted EBITDA was $54 million, compared to $68 million and $75 million, respectively, in the first quarter of 2025. In 2026, results were mainly driven by a lower average realized price. See Financial results by segment – Fuel services in our first quarter MD&A for more information.

•

Westinghouse: Westinghouse reported a net loss of $46 million (our share) for the first quarter, an improvement from a loss of $62 million (our share) in the first quarter of 2025. To better reflect the underlying operating performance, we use adjusted EBITDA as a performance measure for Westinghouse. In the first quarter of 2026, our share of Westinghouse’s adjusted EBITDA was $122 million, compared to $92 million in the first quarter of 2025. See Financial results by segment - Westinghouse, in our first quarter MD&A for more information.

Adjusted net earnings and adjusted EBITDA are non-IFRS measures, see page 4.

OPERATIONAL HIGHLIGHTS

•

Uranium: Total packaged production from McArthur River and Key Lake was 5.0 million pounds of U3O8 (3.5 million pounds our share) and 4.9 million pounds of U3O8 (2.7 million pounds our share) from Cigar Lake for the quarter. We continue to expect to produce between 19.5 to 21.5 million pounds of U3O8 (our share) in 2026 in our uranium segment. In April, a new collective agreement with the United Steelworkers Local 8914 was reached at Key Lake and McArthur River, which expires in December 2028. See Our operations - Uranium 2026 Q1 Updates in our first quarter MD&A for more information.

•

JV Inkai: Production on a 100% basis was 2.5 million pounds of U3O8 for the quarter. JV Inkai continues to target 2026 production of 10.4 million pounds of U3O8 (100% basis) of which our purchase allocation is expected to be 4.2 million pounds. The majority of our share of 2026 production is expected to be delivered before the end of 2026. See Our operations - Uranium 2026 Q1 Updates in our first quarter MD&A for more information.

•

Fuel Services: In the first quarter of 2026, our Fuel Services segment produced 3.3 million kgU. We continue to expect our annual production, which includes UF6 conversion, UO2 conversion and heavy water reactor fuel bundles, to be between 13 million and 14 million kgU. See Our Operations - Fuel Services 2026 Q1 Updates in our first quarter MD&A for more information.

MARKETING HIGHLIGHTS

•

Deliveries and inventory: In the first quarter, we produced 6.2 million pounds of U3O8 (our share), purchased 0.2 million pounds of U3O8 at an average unit cost of $110.42 per pound (US$80.50 per pound) and borrowed 750,000 pounds under product loan facilities. See Financial results by segment – Uranium in our first quarter MD&A for more information. After delivering 7.8 million pounds in the first quarter, our uranium inventory was 9.1 million pounds on March 31, 2026, with an average inventory cost of $50.24 per pound.

•

Contracting: In our uranium segment, over the next five years we have contracts in place for average annual deliveries of over 28 million pounds of U3O8 per year, with commitments higher than the average in 2026 through 2028, and lower than the average in the years 2029 and 2030. As the market continues to improve, we expect to continue layering in volumes that capture greater future upside using market-related pricing mechanisms.

Consolidated financial results

	THREE MONTHS ENDED
HIGHLIGHTS	MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)	2026	2025	CHANGE
Revenue	845	789	7%
Gross profit	302	270	12%
Net earnings attributable to equity holders	131	70	87%
$ per common share (basic)	0.30	0.16	88%
$ per common share (diluted)	0.30	0.16	88%
Adjusted net earnings (ANE) (non-IFRS, see page 4)	203	70	>100%
$ per common share (adjusted and diluted)	0.47	0.16	>100%
Adjusted EBITDA (non-IFRS, see page 4)	509	353	44%
Cash provided by (used in) operations	(22)	110	>(100)%

The financial information presented for the three months ended March 31, 2025, and March 31, 2026, is unaudited.

Selected segment highlights

			THREE MONTHS ENDED
HIGHLIGHTS			MARCH 31
($ MILLIONS EXCEPT WHERE INDICATED)			2026	2025	CHANGE
Uranium	Production volume (million lb)		6.2	6.0	3%
	Sales volume (million lb)		7.8	6.9	13%
	Average realized price[1]	(US$/lb)	66.21	62.55	6%
		($/lb)	91.26	89.12	2%
	Revenue		712	619	15%
	Gross profit		259	203	28%
	Earnings before income taxes		358	227	58%
	Adjusted EBITDA[2]		423	286	48%
Fuel services	Production volume (million kgU)		3.3	3.9	(15)%
	Sales volume (million kgU)		2.8	2.4	17%
	Average realized price [3]	($/kgU)	48.53	56.64	(14)%
	Revenue		134	135	(1)%
	Earnings before income taxes		44	68	(35)%
	Adjusted EBITDA[2]		54	75	(28)%
	Adjusted EBITDA margin (%)[2]		40	56	(29)%
Westinghouse	Adjusted free cash flow[2]		72	49	47%
(our share)	Net loss		(46)	(62)	(26)%
	Adjusted EBITDA[2]		122	92	33%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]	Non-IFRS measure, see page 4.
[3]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

The table on the following page shows the costs of produced and purchased uranium incurred in the reporting periods (see non-IFRS measures starting on page 4). These costs do not include care and maintenance costs, selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED
	MARCH 31
($/LB)	2026	2025	CHANGE
Produced
Cash cost	23.02	22.39	3%
Non-cash cost	11.03	10.30	7%
Total production cost [1]	34.05	32.69	4%
Quantity produced (million lb)[1]	6.2	6.0	3%
Purchased
Cash cost[1]	110.42	106.14	4%
Quantity purchased (million lb)[1]	0.2	1.2	(83)%
Totals
Produced and purchased costs	36.44	44.93	(19)%
Quantities produced and purchased (million lb)	6.4	7.2	(11)%

[1]

Due to equity accounting, our share of production from JV Inkai is shown as a purchase at the time of delivery. These purchases will fluctuate during the quarters and timing of purchases will not match production. There were no purchases from JV Inkai during the first quarter of either 2026 or 2025.

Non-IFRS measures

The non-IFRS measures referenced in this document are supplemental measures, which are used as indicators of our financial performance. Management believes that these non-IFRS measures provide useful supplemental information to investors, securities analysts, lenders and other interested parties in assessing our operational performance and our ability to generate cash flows to meet our cash requirements. These measures are not recognized measures under IFRS, do not have standardized meanings, and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Accordingly, these measures should not be considered in isolation or as a substitute for the financial information reported under IFRS. We are not able to reconcile our forward-looking non-IFRS guidance because we cannot predict the timing and amounts of discrete items, which could significantly impact our IFRS results.

The following are the non-IFRS measures used in this document.

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is our net earnings attributable to equity holders, adjusted for non-operating or non-cash items such as gains and losses on derivatives, unrealized foreign exchange gains and losses, share-based compensation, and adjustments to reclamation provisions flowing through other operating expenses, that we believe do not reflect the underlying financial performance for the reporting period. Other items may also be adjusted from time to time. We adjust this measure for certain of the items that our equity-accounted investees make in arriving at other non-IFRS measures. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2025 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2025 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to our asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

As a result of the change in ownership of Westinghouse when it was acquired by Cameco and Brookfield, Westinghouse’s inventories at the acquisition date were revalued based on the market price at that date. As these quantities are sold, Westinghouse’s cost of products and services sold reflect these market values, regardless of their historic costs. Our share of these costs is included in earnings from equity-accounted investees and recorded in cost of products and services sold in the investee information (see note 6 to the financial statements). Since this expense is non-cash, outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

Westinghouse has also expensed some non-operating acquisition-related transition costs that the acquiring parties agreed to pay for, which resulted in a reduction in the purchase price paid. Our share of these costs is included in earnings from equity-accounted investees and recorded in other expenses in the investee information (see note 6 to the financial statements). Since this expense is outside of the normal course of business and only occurred due to the change in ownership, we have excluded our share from our ANE measure.

To facilitate a better understanding of these measures, the table below reconciles adjusted net earnings with our net earnings for the first quarter of 2026 and compares it to the same period in 2025.

	THREE MONTHS ENDED
	MARCH 31
($ MILLIONS)	2026	2025
Net earnings attributable to equity holders	131	70

Adjustments
Adjustments on derivatives	40	(12)
Unrealized foreign exchange gains	(9)	(4)
Share-based compensation	53	(2)
Adjustments on other operating expense (income)	(6)	1
Income taxes on adjustments	(25)	4
Adjustments on equity investees (net of tax):
Inventory purchase accounting	(1)	—
Unrealized foreign exchange losses (gains)	(7)	10
Long-term incentive plan	27	3

Adjusted net earnings	203	70

The following table shows what contributed to the change in adjusted net earnings (non-IFRS measure, see above) in the first quarter of 2026 compared to the same period in 2025.

		THREE MONTHS
		ENDED MARCH 31
	($ MILLIONS)	IFRS	ADJUSTED
	Net earnings – 2025	70	70

	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization)
Uranium	Impact from sales volume changes	25	25
	Higher realized prices (US$)	41	41
	Foreign exchange impact on realized prices	(24)	(24)
	Lower costs	14	14

	Change – uranium	56	56

Fuel services	Impact from sales volume changes	11	11
	Lower realized prices ($)	(22)	(22)
	Higher costs	(12)	(12)

	Change – fuel services	(23)	(23)

	Other changes
	Higher administration expenditures	(63)	(8)
	Change in reclamation provisions	8	1
	Higher earnings from equity-accounted investees	81	87
	Change in gains or losses on derivatives	(39)	13
	Change in foreign exchange gains or losses	11	6
	Higher finance income	6	6
	Lower finance costs	2	2
	Change in income tax recovery or expense	21	(8)
	Other	1	1

	Net earnings – 2026	131	203

EBITDA

EBITDA is defined as net earnings attributable to equity holders, adjusted for the costs related to the impact of the company’s capital and tax structure including depreciation and amortization, finance income, finance costs (including accretion) and income taxes.

ADJUSTED EBITDA

Adjusted EBITDA is defined as EBITDA, as further adjusted for the impact of certain costs or benefits incurred in the period which are either not indicative of our underlying business performance or that impact our ability to assess the operating performance of the business. These adjustments include the amounts noted in the ANE definition.

In calculating adjusted EBITDA, we also adjust for items included in the results of our equity-accounted investees. These items are reported as part of marketing, administrative and general expenses within the investee financial information and are not representative of the underlying operations. These include gains/losses on undesignated hedges, transaction costs related to acquisitions and gain/loss on disposition of a business.

The company may realize similar gains or incur similar expenditures in the future.

ADJUSTED FREE CASH FLOW

Adjusted free cash flow is defined as adjusted EBTIDA less capital expenditures for the period.

ADJUSTED EBITDA MARGIN

Adjusted EBITDA margin is defined as adjusted EBITDA divided by revenue for the appropriate period.

EBITDA, adjusted EBITDA, adjusted free cash flow, and adjusted EBITDA margin are measures which allow us and other users to assess results of operations from a management perspective without regard for our capital structure. To facilitate a better understanding of these measures, the tables below reconcile earnings before income taxes with EBITDA and adjusted EBITDA for the first quarter of 2026 and 2025.

For the quarter ended March 31, 2026:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes	358	44	(46)	(225)	131
Depreciation and amortization	57	9	—	2	68
Finance income	—	—	—	(10)	(10)
Finance costs	—	—	—	28	28
Income taxes	—	—	—	32	32

	415	53	(46)	(173)	249
Adjustments on equity investees
Depreciation and amortization	5	—	97	—	102
Finance income	(1)	—	(1)	—	(2)
Finance expense	—	—	47	—	47
Income taxes	10	—	(15)	—	(5)

Net adjustments on equity investees	14	—	128	—	142

EBITDA	429	53	82	(173)	391
Gain on derivatives	—	—	—	40	40
Other operating income	(6)	—	—	—	(6)
Share-based compensation	—	1	—	52	53
Unrealized foreign exchange gains	—	—	—	(9)	(9)

	423	54	82	(90)	469
Adjustments on equity investees
Inventory purchase accounting	—	—	1	—	1
Restructuring costs	—	—	3	—	3
Other expenses	—	—	43	—	43
Unrealized foreign exchange gains	—	—	(7)	—	(7)

Net adjustments on equity investees	—	—	40	—	40

Adjusted EBITDA	423	54	122	(90)	509

[1]	JV Inkai EBITDA is included in the uranium segment. See Financial results by segment – Uranium in our first quarter MD&A

For the quarter ended March 31, 2025:

($ MILLIONS)	URANIUM[1]	FUEL SERVICES	WESTINGHOUSE	OTHER	TOTAL
Net earnings (loss) before income taxes	227	68	(62)	(163)	70
Depreciation and amortization	51	7	—	2	60
Finance income	—	—	—	(4)	(4)
Finance costs	—	—	—	30	30
Income taxes	—	—	—	53	53

	278	75	(62)	(82)	209
Adjustments on equity investees
Depreciation and amortization	—	—	96	—	96
Finance expense	—	—	49	—	49
Income taxes	—	—	(17)	—	(17)

Net adjustments on equity investees	—	—	128	—	128

EBITDA	278	75	66	(82)	337
Loss on derivatives	—	—	—	(12)	(12)
Other operating expense	1	—	—	—	1
Share-based compensation	—	—	—	(2)	(2)
Unrealized foreign exchange gains	—	—	—	(4)	(4)

	279	75	66	(100)	320
Adjustments on equity investees
Other expenses	—	—	11	—	11
Unrealized foreign exchange losses	7	—	3	—	10
Restructuring costs	—	—	12	—	12

Net adjustments on equity investees	7	—	26	—	33

Adjusted EBITDA	286	75	92	(100)	353

[1]	JV Inkai EBITDA is included in the uranium segment. See Financial results by segment – Uranium in our first quarter MD&A

CASH COST PER POUND, NON-CASH COST PER POUND AND TOTAL COST PER POUND FOR PRODUCED AND PURCHASED URANIUM

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium are non-IFRS measures. We use these measures in our assessment of the performance of our uranium business. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

To facilitate a better understanding of these measures, the table below reconciles these measures to cost of product sold and depreciation and amortization for the first quarter of 2026 and 2025.

	THREE MONTHS
	ENDED MARCH 31
($ MILLIONS)	2026	2025
Cost of product sold	396.4	364.0
Add / (subtract)
Royalties	(59.0)	(37.4)
Care and maintenance costs	(16.3)	(13.6)
Other selling costs	(2.5)	(3.5)
Change in inventories	(153.8)	(47.8)

Cash operating costs (a)	164.8	261.7
Add / (subtract)
Depreciation and amortization	56.8	51.4
Care and maintenance costs	(0.3)	(0.1)
Change in inventories	11.9	10.5

Total operating costs (b)	233.2	323.5

Uranium produced & purchased (million lb) (c)	6.4	7.2

Cash costs per pound (a ÷ c)	25.75	36.35
Total costs per pound (b ÷ c)	36.44	44.93

Management’s discussion and analysis (MD&A) and financial statements

The first quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three months ended March 31, 2026, as compared to the same period last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2025, and annual MD&A, and our most recent annual information form, all of which are available on our website at www.cameco.com, on SEDAR+ at www.sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE

• Greg Murdock, senior advisor, technical services, Cameco • Daley McIntyre, general manager, Key Lake, Cameco	• Kirk Lamont, general manager, Cigar Lake, Cameco INKAI • Sergey Ivanov, deputy general director, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect. Examples of forward-looking information in this news release include: the statement that our annual guidance remains unchanged; our belief that nuclear energy is on track for long-term growth; our assessment that we are on track in our uranium, fuel services and Westinghouse segments; our view that we are in a strong position ahead of an expected extended third quarter shutdown at the Key Lake mill; our expectation that during the Key Lake mill shutdown we will implement new infrastructure to enhance future supply flexibility; our view that ongoing geopolitical tensions and volatility in fossil fuel supply chains are reinforcing the importance of secure, reliable and resilient baseload power; our expectation that nuclear energy is uniquely positioned to meet these power needs while advancing efforts to meet decarbonization targets; our belief that we are uniquely positioned to take advantage of opportunities as the market evolves, while continuing to navigate market uncertainty and create long-term value as nuclear energy’s role expands; our expected uranium production levels; JV Inkai target production levels, our expectations regarding our share of such production, and the timing of deliveries; our fuel services annual production expectations; our expectations regarding our long-term contract portfolio and uranium commitment and delivery levels; our expectation that we will continue capture greater upside in our uranium contracting using market related pricing mechanisms; and the expected date for announcement of our 2026 second quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; the risk that we may not be able to implement new infrastructure at the Key Lake mill that will meet our expectations to enhance future supply flexibility; risks related to JV Inkai’s development or production, including the risk that JV Inkai is unable to transport and deliver its production; risks to Westinghouse’s business associated with potential production disruptions, the implementation of its business objectives, compliance with licencing or quality assurance requirements, or that it may otherwise be unable to achieve expected growth; the risk that we may not be able to meet sales commitments for any reason; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with its or our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that Westinghouse may not be able to implement its business objectives; the risk that we are adversely affected by the imposition of tariffs; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts, and our uranium contracting strategies; our ability to implement new infrastructure at the Key Lake mill that will enhance future supply as expected; Inkai production and, our allocation of planned production and timing of deliveries; assumptions about Westinghouse’s production, purchases, sales, deliveries and costs, the absence of business disruptions, and the success of its plans and strategies; the success of our plans and strategies, including planned production; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, aging infrastructure, and operating risks; the assumptions relating to Westinghouse’s adjusted EBITDA; the assumption that we would not be adversely affected by the imposition of tariffs; and our ability to announce future financial results when expected.

Please also review the discussion in our 2025 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our first quarter conference call on Tuesday, May 5, 2026, from 8:00 a.m. until 9:00 am Eastern.

The call will be open to all investors and the media. To join the call, please dial (833) 821-3311 (Canada/US) or (647) 846-2607 (International). An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, June 5, 2026, by calling (855) 669-9658 (Canada and US) or (412) 317-0088 (Passcode 2712496)

2026 second quarter report release date

We plan to announce our 2026 second quarter results before markets open on Friday, July 31, 2026.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End -

Investor inquiries
Cory Kos
306-716-6782
cory_kos@cameco.com

Media inquiries
Veronica Baker
306-385-5541
veronica_baker@cameco.com